Exhibit (12)

MARSHALL & ILSLEY CORPORATION

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Earnings before income taxes, extraordinary items and cumulative effect of changes in accounting principles	$1,195,632	$1,057,654	$911,840	$724,507	$683,364
Fixed charges, excluding interest on deposits	692,646	463,209	281,244	267,379	301,518

Earnings including fixed charges but excluding interest on deposits	1,888,278	1,520,863	1,193,084	991,886	984,882
Interest on deposits	1,058,713	544,920	276,102	228,216	283,385

Earnings including fixed charges and interest on deposits	$2,946,991	$2,065,783	$1,469,186	$1,220,102	$1,268,267

Fixed Charges:
Interest Expense:
Short-term borrowings	$186,863	$106,333	$61,256	$81,070	$150,310
Long-term borrowings	476,625	330,144	196,440	163,348	127,343
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	29,158	26,732	23,548	22,961	23,865

Fixed charges excluding interest on deposits	692,646	463,209	281,244	267,379	301,518
Interest on deposits	1,058,713	544,920	276,102	228,216	283,385

Fixed charges including interest on deposits	$1,751,359	$1,008,129	$557,346	$495,595	$584,903

Ratio of Earnings to Fixed Charges:

Excluding interest on deposits	2.73 x	3.28 x	4.24 x	3.71 x	3.27 x

Including interest on deposits	1.68 x	2.05 x	2.64 x	2.46 x	2.17 x